EXHIBIT 99.1
                              SMHL GLOBAL FUND NO.4

For Distribution Date:   07/09/2003

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                                 BEGINNING
                                 PERIOD
           ORIGINAL              INVESTMENT            PRINCIPAL          INTEREST           TOTAL
CLASS      BALANCE               AMOUNT                DISTRIBUTION       DISTRIBUTION       DISTRIBUTION
-----      --------------------  --------------------  -----------------  ----------------   -----------------

A          USD 1,000,000,000.00  USD 1,000,000,000.00  USD 76,290,611.80  USD 2,932,500.00   USE 79,223,111.80

B             AUD 30,000,000.00     AUD 30,000,000.00          AUD  0.00    AUD 311,696.63     AUD 311,696.63
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                                                                        ---------------------------------------
                                                                        ENDING              OUTSTANDING
                                                                        PERIOD              PRINCIPAL
                                                                        INVESTED AMOUNT     BALANCE
                                                                        ---------------     -------------------

                                                                        USD 923,709,388.20  USD 923,709,388.20

                                                                        AUD 30,000,000.00   AUD 30,000,000.00
                                                                        ---------------------------------------

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               BOND           CURRENT PASS
CLASS         FACTOR          THROUGH RATES*
--------------------------------------------
  A         $0.923709388        1.53000%        * Based on a LIBOR of:  1.31000%

  B         $1.000000000        5.49610%        * Based on a BBSW of:   4.79610%
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AMOUNTS PER $1,000 UNIT
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             PRINCIPAL         INTEREST           TOTAL              ENDING
CLASS      DISTRIBUTION      DISTRIBUTION      DISTRIBUTION      PERIOD BALANCE
-----     ---------------   --------------   ---------------   -----------------
A         USD 94.59061162   USD 2.93250000   USD 97.52311162   USD 905.40938838

B           AUD 0.0000000   AUD 10.3898877   AUD  10.3898877   AUD 1,000.0000000
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QUARTERLY
PRINCIPAL          SCHEDULED                                              INSURANCE
DISTRIBUTION       PRINCIPAL        PREPAYMENTS         LIQUIDATIONS      PROCEEDS             TOTAL
------------  ----------------   -----------------    --------------    --------------   -----------------

Class A
Per $1000     USD 5,468,426.33   USD 89,122,185.29          USD 0.00          USD 0.00   USD 94,590,611.62
unit          USD   5.46842633     USD 89.12218529    USD 0.00000000    USD 0.00000000     USD 94.59061162

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Class B         AUD  0.0000000     AUD   0.0000000    AUD  0.0000000    AUD  0.0000000     AUD  0.0000000
Per $1000       AUD  0.0000000     AUD   0.0000000     AUD 0.0000000     AUD 0.0000000     AUD  0.0000000
unit
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COLLATERAL DISTRIBUTIONS
                                        CURRENT PERIOD        SINCE INCEPTION           CURRENT PERIOD       SINCE INCEPTION
-----------------------------------   --------------------   --------------------   --------------------  ---------------------

Beginning Collateral Balance          AUD 1,669,344,262.00   AUD 1,669,344,262.00   USD 1,018,299,999.82  USD 1,018,299,999.82
-Scheduled Principal Payments                 8,964,633.32           8,964,633.32           5,468,426.33          5,468,426.33
-Unscheduled Principal Payments             155,377,027.57         155,377,027.57          94,779,986.81         94,779,986.81
+Principal Redraws                            9,275,084.47           9,275,084.47           5,657,801.53          5,657,801.53
-Insurance Proceeds                                   0.00                  0..00                   0.00                  0.00
-Liquidation Proceeds                                 0.00                   0.00                   0.00                  0.00
-Realized Losses from Liquidations                    0.00                   0.00                   0.00                  0.00
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Ending Collateral Balance             AUD 1,514,277,685.58   AUD 1,514,277,685.58     USD 923,709,388.20    USD 923,709,388.20
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OUTSTANDING MORTGAGE INFORMATION
                                                PERIOD            SINCE INCEPTION          PERIOD            SINCE INCEPTION
--------------------------------------  --------------------   --------------------   ------------------   --------------------
Outstanding Principal Balance - Fixed
  rate housing loans                      AUD 183,369,792.40     AUD 184,563,204.01   USD 111,855,573.36     USD 112,583,554.44
Outstanding Principal Balance -
  Variable rate housing loans           AUD 1,360,907,893.18   AUD 1,484,781,058.00   USD 830,153,814.84     USD 905,716,445.38
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Total Outstanding Principal Balance     AUD 1,544,277,685.58   AUD 1,669,344,262.00   USD 942,009,388.20   USD 1,018,299,999.82
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QUARTERLY INTEREST COLLECTIONS WATERFALL                            AUD                     USD
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INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages                 AUD  18,078,518.40       USD 11,027,896.23
Payments from/(to) Fixed/Floating Swap Provider                      -575,092.42             -350,806.38
Payments from/(to) Currency Swap Provider                         -11,187,978.89           -6,824,667.12
Interest Income received from Cash holdings                           427,465.35              260,753.86
Principal Draws                                                             0.00                    0.00
Liquidity Facility Draws                                                    0.00                    0.00
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Net proceeds available for Interest Waterfall                   AUD 6,742,912.44        USD 4,113,176.59
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DISTRIBUTION OF INTEREST COLLECTIONS

Trustee's fee and Expenses                                      AUD 1,594,175.18          USD 972,446.86
Interest Carryforward paid to Class A                                       0.00                    0.00
Current Interest due to Class A                                    15,995,355.94            9,757,167.12
Payments from swap provider due to Class A                        -11,187,978.89           -6,824,667.12
Interest Carryforward paid to Class B                                       0.00                    0.00
Current Interest due to Class B                                       318,528.34              194,302.29
Other                                                                   8,489.85                5,178.81
Deposit into Cash Collateral Account                                        0.00                    0.00
Reimbursement of Principal Draws                                            0.00                    0.00
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Total Distribution of Interest Collections                      AUD 6,728,570.42        USD 4,104,427.95

Outstanding Deferred Management Fees                               AUD 14,342.02           USD  8,748.63
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QUARTERLY PRINCIPAL COLLECTIONS WATERFALL
                                                        PERIOD          SINCE INCEPTION          PERIOD           SINCE INCEPTION
                                                -------------------  -------------------  -------------------  ---------------------

Principal Collections
Principal Collections from outstanding
  mortgage loans                                AUD 164,341,660.89   AUD 164,341,660.89   USD 100,248,413.14   USD 100,248,413.14
Principal Redraws from outstanding
  mortgage loans                                     -9,275,084.47        -9,275,084.47        -5,657,801.53        -5,657,801.53
Recoveries from previously charged
  off mortgage loans                                          0.00                 0.00                 0.00                 0.00
Other                                                         0.00                 0.00                 0.00                 0.00
Less: Principal Draws for Interest Waterfall                  0.00                 0.00                 0.00                 0.00
Plus: Reimbursement of Principal Draws from
   Interest Waterfall                                         0.00                 0.00                 0.00                 0.00
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Net proceeds available for Principal Waterfall  AUD 155,066,576.42   AUD 155,066,576.42    USD 94,590,611.62    USD 94,590,611.62
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OUTSTANDING SHORTFALLS AND CHARGEOFFS
                                                         PERIOD        PERIOD
                                                        --------      --------

Principal Draws for Interest Waterfall                  AUD 0.00      USD 0.00
Class A Interest Shortfall                                  0.00          0.00
Accrued Interest on Class A Interest Shortfall              0.00          0.00
Class B Interest Shortfall                                  0.00          0.00
Accrued Interest on Class B Interest Shortfall              0.00          0.00
Class A Charge Offs                                         0.00          0.00
Class A Carry Over Charge Offs                              0.00          0.00
Class B Charge Offs                                         0.00          0.00
Class B Carry Over Charge Offs                              0.00          0.00
Redraw Charge Offs                                          0.00          0.00
Redraw Carry Over Charge Offs                               0.00          0.00
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REALIZED LOSS INFORMATION
                                                                                 SINCE                          SINCE
                                                                   PERIOD      INCEPTION        PERIOD        INCEPTION
                                                                  --------     ---------       ---------      ---------

Realized Loss on Class A Bonds before Mortgage insurance          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds before Mortgage insurance          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage
  insurance                                                       AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
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Realized Loss on Class A Bonds after Mortgage insurance           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds after Mortgage insurance           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding Facility before Mortgage
  insurance                                                       AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
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CASH COLLATERAL ACCOUNT
                                                                     AUD                     USD
                                                        ----------------        ----------------

Beginning Cash Collateral Account Balance               AUD 4,173,361.00        USD 2,545,750.21
+Interest Earned on Cash Collateral Account                    17,306.29               10,556.84
+Deposit from Interest Collections Waterfall                        0.00                    0.00
-Current Period's Cash Collateral Account Draws                     0.00                    0.00
-Current Period's Release to cash collateral provider          17,306.29               10,556.84
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Ending Cash Collateral Account Balance                  AUD 4,173,361.00        USD 2,545,750.21
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Required Cash Collateral Account Balance                AUD 3,785,694.21        USD 2,309,273.47
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DELINQUENCY INFORMATION                                  PERCENTAGE
                                          # OF LOANS      OF POOL        LOAN BALANCE     % OF POOL
                                          ----------     ----------      ------------     ---------

31-60 Days                                     9           0.08%         1,256,642.49       0.08%
61-90 Days                                     0           0.00%                 --         0.00%
90+ Days (excluding Loans in
Foreclosures)                                  0           0.00%                 --         0.00%
Loans in Foreclosure                           0           0.00%                 --         0.00%
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Total                                          9           0.08%         1,256,642.49       0.08%
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PREPAYMENT INFORMATION
                                                THREE MONTH CPR     LIFE
                                                ---------------    ------
                                                      25.29%       25.29%
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